                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

             For the nine month period ended on September 30, 2003.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

           El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
           -----------------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   x                          Form 40-F
                              -----                                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                               No   x
                        -----                                            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

On November 12, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the nine-month period ended on September 30, 2003. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.















--------------------------------------------------------------------------------
THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.
--------------------------------------------------------------------------------

                        Consolidated Financial Statements


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                        As of September 30, 2003 and 2002
               and for the years ended September 30, 2003 and 2002
           (A translation of the original in Spanish- see note 2 (a))




                                    Contents




Consolidated Financial Statements

Consolidated Balance Sheets ..............................................  2
Consolidated Statements of Income.........................................  4
Consolidated Statements of Cash Flows.....................................  5
Notes to the Consolidated Financial Statements ...........................  6


Ch$       -   Chilean pesos
ThCh $    -   Thousands of Chilean pesos
US$       -   United States dollars
ThUS$     -   Thousands of United States dollars
UF        -   The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

                     Sociedad QuImica y MinerA de Chile S.A.
                           Consolidated Balance Sheets
           (A translation of the original in Spanish- see note 2 (a))



                                                                                               As of September 30,

                                                                               Note           2003             2002
                                                                                              ----             ----
                                                                                             ThUS$             ThUS$
ASSETS

Current assets
    Cash                                                                                         14,066           10,797
    Time deposits                                                                                10,849            3,063
    Marketable securities                                                       04               49,811           24,534
    Accounts receivable, net                                                    05              159,069          111,748
    Other accounts receivable, net                                              05                8,658            9,710
    Accounts receivable from related companies                                  06               25,339           37,750
    Inventories, net                                                            07              227,238          227,745
    Recoverable taxes                                                                            13,865           11,372
    Prepaid expenses                                                                              2,808            3,603
    Other current assets                                                                         17,819           18,067
                                                                                         ---------------   --------------
      Total current assets                                                                      529,522          458,389
                                                                                         ---------------   --------------

Property, plant and equipment, net                                              08              675,980          684,598
                                                                                         ---------------   --------------

Other Assets
    Investments in related companies                                            09               80,599           77,542
    Goodwill, net                                                               10               13,085           11,565
    Negative goodwill, net                                                      10                 (543)            (956)
    Intangible assets, net                                                                        4,774            4,021
    Long-term accounts receivable, net                                          05                8,105           11,969
    Long-term accounts receivable from related companies                        06                  380              509
    Other long-term assets                                                      11               50,161           49,157
                                                                                         ---------------   --------------
      Total other assets                                                                        156,561          153,807
                                                                                         ---------------   --------------
      Total assets                                                                            1,362,063        1,296,794
                                                                                         ===============   ==============

The accompanying notes form an integral part of these consolidated financial statements.

                                                                                            As of September 30,

                                                                           Note            2003              2002
                                                                                           ----              ----
                                                                                           ThUS$             ThUS$
  LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities
      Short-term bank debt                                                  12                  1,274              996
      Current portion of long-term debt                                     12                 33,683           61,668
      Dividends payable                                                                           238              301
      Accounts payable                                                                         49,879           45,397
      Other accounts payable                                                                    1,857            1,258
      Notes and accounts payable to related companies                       06                  5,910            5,680
      Accrued liabilities                                                   13                 17,229           12,085
      Withholdings                                                                              3,048            3,408
      Income taxes                                                                              2,747            2,327
      Deferred revenues                                                                         3,436                1
      Deferred income taxes                                                 14                  1,865              446
      Other current liabilities                                                                   669               77
                                                                                      ----------------   --------------
       Total current liabilities                                                              121,835          133,644
                                                                                      ----------------   --------------

  Long-term liabilities
      Long-term bank debt                                                   12                308,000          280,000
      Other accounts payable                                                                    2,878            3,652
      Deferred income taxes                                                 14                 22,100           11,902
      Staff severance indemnities                                           15                  9,878            7,957
                                                                                      ----------------   --------------
       Total long-term liabilities                                                            342,856          303,511
                                                                                      ----------------   --------------

      Minority interest                                                     16                 26,036           21,919
                                                                                      ----------------   --------------

  Shareholders' equity
      Paid-in capital                                                       17                477,386          477,386
      Other reserves                                                        17                132,136          122,424
      Retained earnings                                                     17                261,814          237,910
                                                                                      ----------------   --------------
       Total shareholders' equity                                                             871,336          837,720
                                                                                      ----------------   --------------
         Total liabilities and shareholders' equity                                         1,362,063        1,296,794
                                                                                      ================   ==============

The accompanying notes form an integral part of these consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                        Consolidated Statements of Income
           (A translation of the original in Spanish- see note 2 (a))


                                                                                              For the period ended
                                                                                                 September 30,
                                                                                 Note             2003              2002
                                                                                                  ----              ----
                                                                                                 ThUS$             ThUS$
Operating results

    Sales                                                                                      528,176           413,771
    Cost of sales                                                                             (424,706)         (320,773)
                                                                                        ---------------    --------------
       Gross margin                                                                            103,470            92,998
    Selling and administrative expenses                                                        (36,321)          (32,331)
                                                                                        ---------------    --------------
       Operating income                                                                         67,149            60,667
                                                                                        ---------------    --------------


Non-operating results
    Non-operating income                                                          19            12,821             9,046
    Non-operating expenses                                                        19           (29,526)          (29,699)
                                                                                        ---------------    --------------
       Non-operating loss                                                                      (16,705)          (20,653)
                                                                                        ---------------    --------------
    Income before income taxes                                                                  50,444            40,014
    Income tax expense                                                            14           (12,304)           (8,086)
                                                                                        ---------------    --------------
       Income before minority interest                                                          38,140            31,928
    Minority interest                                                             16            (2,453)           (1,855)
                                                                                        ---------------    --------------
       Net income before extraordinary items and negative goodwill                              35,687            30,073
    Amortization of negative goodwill                                             10               420               310
                                                                                        ---------------    --------------
       Net income for the year                                                                  36,107            30,383
                                                                                        ===============    ==============

The accompanying notes form an integral part of these consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                      Consolidated Statements of Cash Flows
           (A translation of the original in Spanish- see note 2 (a))

                                                                               Period Ended September 30,

                                                                                  2003           2002
                                                                                  ----           ----
                                                                                 ThUS$          ThUS$
Cash flows from operating activities
Net income for the year                                                           36,107      30,383
Loss on sale of fixed assets                                                         (57)        (50)

Charges (credits) to income not representing cash flows
Depreciation expense                                                              45,124      46,357
Amortization of intangible assets                                                    220         146
Write-offs and accruals                                                           12,711       9,642
Gain on equity investments in related companies                                   (4,794)     (2,742)
Accrued loss in investments with related companies                                     -         138
Amortization of goodwill                                                             844         896
Amortization of negative goodwill                                                   (420)       (310)
Exchange difference                                                               (2,845)        733
Other credits to income not representing cash flows                               (2,299)     (5,244)
Other charges to income not representing cash flows                               21,492      15,016
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable                                 (26,510)     (3,113)
Decrease (increase) in inventories                                                10,583     (19,409)
Increase in other assets                                                          16,264       4,920
(Increase) decrease in accounts payable                                          (18,254)     14,469
Increase in interest payable                                                      (1,961)     (6,055)
Increase in net income taxes payable                                                (734)         85
Decrease in other accounts payable                                                (1,501)     (1,816)
Decrease in VAT and taxes payable                                                  1,942         900
Minority interest                                                                  2,453       1,855
                                                                             ------------   ---------
          Net cash provided from operating activities                             88,365      86,801
                                                                             ------------   ---------

Cash flows from financing activities
Payment of dividends                                                             (21,302)    (16,082)
Payment of loans                                                                  (3,886)   (130,584)
Payment of documented loans to related companies                                  (5,275)          -
                                                                             ------------   ---------
            Net cash used in from financing activities                           (30,463)   (146,666)
                                                                             ------------   ---------

Cash flows from investing activities
Sales of property, plant and equipment                                               129         661
Sales of investments                                                                 532      13,974
Other income                                                                       7,320         614
Additions to property, plant and equipment                                       (42,307)    (25,450)
Capitalized interest                                                              (1,827)     (1,678)
Purchase of permanent investments                                                 (8,049)     (9,801)
Investments in financial instruments                                                 (31)       (224)
Other disbursements                                                                    -           -
                                                                             ------------   ---------
            Net cash used in investing activities                                (44,233)    (21,904)
                                                                             ------------   ---------

Effect of inflation on cash and cash equivalents                                    (352)       (529)
                                                                             ------------   ---------
Net change in cash and cash equivalents                                           13,317     (82,298)
Beginning balance of cash and cash equivalents                                    65,204     121,536
                                                                             ------------   ---------
Ending balance of cash and cash equivalents                                       78,521      39,238
                                                                             ============   =========

The accompanying notes form an integral part of these consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 1 - Company Background

Sociedad Quimica y Minera de Chile S.A. (the "Company") was registered with the Chilean Superintendency of Securities and Insurance ("SVS") on March 18, 1983.


Note 2 - Summary of Significant Accounting Policies

a)     Basis for the preparation of the consolidated financial statements

       The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") and the regulations of the SVS. For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States ("US GAAP")

       The consolidated financial statements include the accounts of Sociedad Quimica y Minera de Chile S.A. (the "Parent Company") and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the "Company".

       The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       In accordance with regulations set forth by the SVS in its Circular No. 368 and Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements
   (continued)

                                                                              Direct or indirect ownership
                                                                               2003                   2002
                                                                               ----                   ----
Foreign subsidiaries:                                                           %                      %
Nitrate Corporation of Chile Limited (United Kingdom)                          100.00                100.00
Soquimich SRL - Argentina                                                      100.00                100.00
Nitratos Naturais do Chile Ltda. (Brazil)                                      100.00                100.00
SQM Europe NV (Belgium)                                                        100.00                100.00
SQM North America Corp. (USA)                                                  100.00                100.00
North American Trading Company (USA)                                           100.00                100.00
SQM Peru S.A.                                                                  100.00                100.00
SQM Corporation NV (Holland)                                                   100.00                100.00
S.Q.I. Corporation NV (Holland)                                                100.00                100.00
Soquimich European Holding BV (Holland)                                        100.00                100.00
PTM - SQM Iberica S.A. (Spain)                                                 100.00                100.00
SQMC Holding Corporation LLP (USA)                                             100.00                100.00
SQM Ecuador S.A.                                                               100.00                100.00
Cape Fear Bulk LLC (USA)                                                        51.00                 51.00
SQM Colombia Ltda.                                                             100.00                100.00
SQM Investment Corporation NV (Holland)                                        100.00                100.00
PSH Limited (Cayman Islands)                                                   100.00                100.00
SQM Brasil Ltda.                                                               100.00                100.00
Royal Seed Trading Corporation AVV (Aruba)                                     100.00                100.00
SQM Japan K.K.                                                                 100.00                100.00
SQM Oceania PTY Limited (Australia)                                            100.00                100.00
SQM France S.A.                                                                100.00                100.00
Fertilizantes Naturales  S.A. (Spain)                                           50.00                 50.00
Rs Agro-Chemical Trading AVV (Aruba)                                           100.00                100.00
SQM Comercial de Mexico S.A. de C.V.                                           100.00                100.00
SQM Indonesia                                                                   80.00                 80.00
SQM Virginia LLC (USA)                                                         100.00                100.00
Agricolima S.A. De C.V. (Mexico)                                               100.00                100.00
SQM Venezuela S.A.                                                             100.00                100.00
SQM Italia SRL (Italy)                                                          95.00                 95.00
Comercial Caiman Internacional S.A. (Cayman Islands)                           100.00                  -
Fertilizantes Olmeca y SQM S.A. De C.V. (Mexico)                               100.00                  -
Mineag SQM Africa Limited                                                      100.00                  -

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements
   (continued)

                                                                              Direct or indirect ownership
                                                                               2003                    2002
                                                                               ----                    ----
                                                                                 %                      %
Domestic subsidiaries:
Servicios Integrales de Transito y Transferencias S.A.                          100.00                 100.00
Cia. Industrial y Minera S.A.                                                        -                 100.00
Soquimich Comercial S.A.                                                         60.64                  60.64
Sociedad Minera de Chile S.A.                                                        -                 100.00
Energia y Servicios S.A.                                                             -                 100.00
Isapre Norte Grande Ltda.                                                       100.00                 100.00
Almacenes y Depositos Ltda.                                                     100.00                 100.00
SQM Quimicos S.A.                                                                    -                  99.99
Ajay SQM Chile S.A.                                                              51.00                  51.00
SQM Nitratos S.A.                                                                99.99                 100.00
Proinsa Ltda.                                                                    60.58                  60.58
SQM Potasio S.A.                                                                100.00                 100.00
SQMC International Limitada                                                      60.64                  60.64
SQM Salar S.A.                                                                  100.00                 100.00
SCM SQM Boratos                                                                      -                 100.00
Norsk Hydro Chile S.A.                                                           60.64                      -

       All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

       As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the period ended September 30, 2003 and 2002.

       At September 30, 2003 and 2002, the subsidiary Lithium Specialties LLP was in development stage and therefore was not included in the consolidation.

       At September 30, 2002, the subsidiary SCM Antucoya was in development stage and therefore was not included in the consolidation.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

b)     Period

       These consolidated financial statements have been prepared for the nine-month period between January 1st and September 30, 2003 and 2002.

c)     Reporting currency and monetary correction

       The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company's operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

       The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

       The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of periods -end constant pesos based on the change in the consumer price index during the period (1,2% and 1,3% in 2003 and 2002, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

       Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

d)     Foreign currency

       i) Foreign currency transactions

       Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each period-end of Ch$660.97 per US$ 1 at September 30, 2003 and Ch$748,73 per US$ 1 at September 30, 2002.


       ii) Translation of non-U.S. dollar financial statements

           In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants ("BT 64") as follows:

           a) For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

               - Balance sheet accounts are translated to U.S. dollars at the period-end exchange rate without eliminating the effects of price-level restatement.
               - Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders' equity, is translated to U.S. dollars at the average exchange rate for each month.
               - Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders' equity, in conformity with Circular No. 368 of the SVS.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

d) Foreign currency (continued)

               b) The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than U.S. dollar have been translated at historical exchange rates as follows:
                  - Monetary assets and liabilities are translated at period-end exchange rates between the US dollar and the local currency.
                  - All non-monetary assets and liabilities and shareholders'
                    equity are translated at historical exchange rates between the US dollar and the local currency.
                  - Income and expense accounts are translated at average
                    exchange rates between the US dollar and the local currency.
                  - Any exchange differences are included in the results of
                    operations for the period.


       Foreign exchange differences for the period ended September 30, 2003 and 2002 generated net earnings (loss) of ThUS$ 2,845 and ThUS$ (733), respectively, which have been charged to the consolidated statements of income in each respective period. The monetary assets and liabilities of foreign subsidiaries were translated into U.S. dollars at the exchange rates per US dollar prevailing at September 30, as follows:

                                                   2003               2002
                                                   ----               ----

       Brazilian Real                              2.94               3.85
       New Peruvian Sol                            3.48               3.64
       Colombian Peso                          2,850.30           2,808.04
       Argentine Peso                              2.93               3.74
       Japanese Yen                              111.25             122.60
       Sucre Ecuador                               1.00               1.00
       Euro                                        1.17               1.01
       Mexican Peso                               11.04              10.23
       Indonesian Rupee                        8,389.00           9,015.10
       Australian Dollar                           1.52               1.84
       Pound Sterling                              1.66               0.64
       Rand                                        7.22                  -

       The Company uses the "observed exchange rate", which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

e)     Cash and cash equivalents

       The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)     Time Deposits

       Time deposits are recorded at cost plus accrued interest.

g)     Marketable securities

       Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)     Allowance for doubtful accounts

       The Company records an allowance for doubtful accounts based on estimated probable losses.

i)     Inventories and materials

       Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

       Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)     Income taxes and deferred income taxes

       Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

j)     Income and deferred taxes (continued)

       Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.
       Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.
       The effect of the temporary differences at December 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)     Property, plant and equipment

       Property, plant, equipment and property rights are recorded at cost, except for certain assets that were restated according to a technical appraisal in 1988. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is charged directly to expense.

       Fixed assets acquired through financing lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

       In conformity with Technical Bulletin No. 31 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

       Maintenance costs of plant and equipment are charged to expenses as incurred.

       The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment and are being amortized on a straight-line basis over 50 years.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

l)     Investments in related companies

       Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company's proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

       The translation adjustment to U.S. dollars of investments in domestic subsidiaries, which maintain their accounting records and are controlled in Chilean pesos is recognized in the other reserves component of stockholders' equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)     Goodwill and negative goodwill

       Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)     Intangible assets

       Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)     Mining development cost

       Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

p)     Accrued employee severance

       The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)     Vacations

       The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)     Dividends

       Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)     Derivative Contracts

       The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on an accrual basis and gains recognized when realized.

t)     Reclassifications

       Certain reclassifications have been made in the 2003 and 2002 numbers to conform to the current period presentation.

u)     Revenue recognition

       Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

v)     Computer software

       In accordance with Circular No. 981 dated March 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

w)     Research and development expenses

       Research and development cost are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded under the relevant item within property, plant and equipment.

Note 3 - Changes in Accounting Principles

There were no changes in the accounting principles used by the Company during 2003 and 2002.



Note 4 - Marketable Securities

As of September 30 marketable securities are detailed as follows:

                                                2003               2002
                                               ThUS$               ThUS$

Mutual funds                                  49,811                24,534
                                         ---------------    ----------------
Total                                         49,811                24,534
                                         ===============    ================

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 5 - Short-term and long-term Accounts Receivable

  a) Short term accounts receivable and other accounts receivable as of September 30 are detailed as follows:

                                                                    Between 90 days                            Total
                                                  Up to 90 days        and 1 year               2003     Short-term (net)
                                                  2003      2002        2003       2002     Subtotal          2003        2002
                                                  ----      ----        ----       ----     --------          ----        ----
                                                 ThUS$     ThUS$       ThUS$      ThUS$       ThUS$          ThUS$       ThUS$

Trade accounts receivable                      108,444    87,809      24,399      7,396       132,843     126,235       90,984

Allowance for doubtful accounts                                                                (6,608)

Notes receivable                                20,424    18,346      15,500      5,171        35,924      32,834       20,764

Allowance for doubtful accounts                                                                (3,090)
                                                                                                          ---------   ---------
Accounts receivable, net                                                                                  159,069      111,748
                                                                                                          =========   =========

Other accounts receivable                        6,113     9,228       3,103      1,320         9,216       8,658
                                                                                                                         9,710
Allowance for doubtful accounts                                                                  (558)
                                                                                                          ---------   ---------
Other accounts receivable, net                                                                              8,658        9,710
                                                                                                          =========   =========

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables - by Geographic Location

                                                                        Europe, Africa and       Asia and           USA, Mexico
                                                          Chile          the Middle East          Oceania            and Canada
                                                     2003      2002      2003       2002      2003      2002       2003      2002
                                                     ----      ----      ----       ----      ----      ----       ----      ----
                                                     ThUS$     ThUS$     ThUS$     ThUS$      ThUS$     ThUS$     ThUS$      ThUS$
                                                   ---------------------------------------------------------------------------------

Net short-term trade accounts receivable
Balance                                               46,196    29,768    33,729     21,379     3,309     4,009     29,143    27,089
% of total                                            36.59%    32.72%    26.72%     23.50%     2.62%     4.41%     23.09%    29.77%

Net short-term notes receivable
Balance                                               29,237    17,465     1,145        878        20        30        481       386
% of totalb                                           89.05%    84.11%     3.49%      4.23%     0.06%     0.14%      1.46%     1.86%

Net short-term other accounts receivable
Balance                                                4,699     5,905     1,281      1,089         3         5      2,451     2,398
% of total                                            54.27%    60.81%    14.80%     11.22%     0.03%     0.05%     28.31%    24.70%
                                                   ---------------------------------------------------------------------------------

Subtotal short-term accounts receivable, net
Balance                                               80,132    53,138    36,155     23,346     3,332     4,044     32,075    29,873
% of total                                            47.78%    43.75%    21.56%     19.22%     1.98%     3.33%     19.12%    24.60%

Long-term accounts receivable, net
Balance                                                6,993    10,820        69         58         -         -      1,028        51
% of total                                            86.28%    90.40%     0.85%      0.48%         -         -     12.68%     0.43%
                                                   ---------------------------------------------------------------------------------

Total short and long-term accounts receivable, net
Balance                                               87,125    63,958    36,224     23,404     3,332     4,044     33,103    29,924
% of total                                            49.55%    47.93%    20.60%     17.54%     1.89%     3.03%     18.83%    22.43%
                                                   =================================================================================

                                                       Latin America
                                                     and the Caribbean          Total
                                                       2003      2002      2003       2002
                                                       ----      ----      ----       ----
                                                      ThUS$      ThUS$     ThUS$     ThUS$
                                                   ----------------------------------------------

Net short-term trade accounts receivable
Balance                                                 13,858     8,739   126,235     90,984
% of total                                              10.98%     9.60%   100.00%    100.00%

Net short-term notes receivable
Balance                                                  1,951     2,005    32,834     20,764
% of totalb                                              5.94%     9.66%   100.00%    100.00%

Net short-term other accounts receivable
Balance                                                    224       313     8,658      9,710
          % of total                                     2.59%     3.22%   100.00%    100.00%
                                                   ----------------------------------------------

Subtotal short-term accounts receivable, net
Balance                                                 16,033    11,057   167,727    121,458
% of total                                               9.56%     9.10%   100.00%    100.00%

Long-term accounts receivable, net
Balance                                                     15     1,040     8,105     11,969
% of total                                               0.19%     8.69%   100.00%    100.00%
                                                   ----------------------------------------------

Total short and long-term accounts receivable, net
Balance                                                 16,048    12,097   175,832    133,427
% of total                                               9.13%     9.07%   100.00%    100.00%
                                                   ==============================================

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 6 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest. Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a) Amounts included in balances with related parties as of September 30 2003 and 2002 are as follows:

--------------------------------------------------------------------------------------------------------
                                                         Short-term                   Long-term
                                                     2003          2002          2003          2002
                                                     ----          ----          ----          ----
Accounts receivable                                  ThUS$         ThUS$         ThUS$         ThUS$
--------------------------------------------------------------------------------------------------------
Ajay Europe S.A.R.L.                                    4,176         4,591             -             -
Nutrisi Holding N.V.                                    1,935             -             -             -
Generale de Nutrition Vegetale S.A.                       171           165             -             -
Fertilizantes Olmeca S.A.                                   -         3,988             -             -
Mineag SQM Africa Limited                                   -         3,987             -             -
Abu Dhabi Fertilizer Ind. WLL                           4,366         5,573             -             -
NU3 N.V.                                                   24         3,593             -             -
Doktor Tarsa -SQM Turkey                                2,481           135                           -
Comercial Caiman Internacional S.A.                         -         3,107             -             -
SQM Lithium Specialties Limited                           666           666             -             -
Empresas Melon S.A.                                         -             -           380           509
Sales de Magnesio S.A.                                     19            31             -             -
Ajay North America LLC                                    258           243             -             -
Norsk Hydro ASA                                            27           192             -             -
Hydro Agri Int.-France                                      -         1,816             -             -
Hydro Asia Trade                                          893         1,239             -             -
Hydro Agri France S.A.                                  1,050           379             -             -
Hydro Poland SP                                            95           132             -             -
Hydro Agri Benelux B.V                                    129           100             -             -
Hydro Agri Hellas S.A.                                     62            77             -             -
Hydro Agri Australia Ltd.                                 465           602             -             -
Hydro Agri UK Ltd..                                       104           137             -
Hydro Agri GMBH & CO KG                                   166            59             -             -
Hydro Agri AB                                              44            39             -             -
Hydro Agri Colombia                                       981            28             -             -
PCS Yumbes                                                224         4,366             -             -
NU3 B.V.                                                  530           545             -             -
Hydro Agri Argentina                                       54           653             -             -
Adubo Trevo S.A.                                           16             -             -             -
Hydro Plant Nutr. OSLO                                     32            13             -             -
Hydro Czech Republic                                        2             -             -             -
Hydro Agricola Internacional                               71           451             -             -
Impronta SRI                                            4,632             -             -             -
Hydro Agri Espana S.A.                                  1,627             -             -             -
Hydro Agri North America                                    7            71             -             -
Hydro Agri Norge                                           11             -             -             -
Hydro Agri Venezuela                                        -           772
Hydro Agri Mexico S.A. de C.V.                             21             -             -             -
                                                  ------------  ------------  ------------  ------------
Total                                                  25,339        37,750           380           509
                                                  ============  ============  ============  ============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 6 - Balances and Transactions with Related Parties (continued)

a) Amounts included in balances with related parties as of September 30, 2003 and 2002, continued:

                                                                                                 Short-term
                                                                                          2003                 2002
                                                                                          ----                 ----
Accounts payable                                                                         ThUS$                ThUS$

Ajay Europe S.A.R.L.                                                                              -                  820
Adm. y Servicios Santiago S.A. de C.V.                                                           58                   99
Abu Dhabi Fertilizar Ind. WLL                                                                     -                   90
NU3 N.V.                                                                                        706                1,682
SCM Antucoya                                                                                      -                  100
Rotem Amfert Negev Limited                                                                    1,527                  168
Hydro Agri Porsgrunn                                                                            189                  104
Hydro Agricola Internacional                                                                      -                  103
Hydro Agri North America                                                                          -                  182
Hydro Agri Mexico de S.A de C.V.                                                                  -                  109
Hydro Agri Int - France                                                                       2,407                  496
Hydro Agri Colombia                                                                               -                   84
NU3 B.V.                                                                                          -                  433
Hydro Fertilizante Ltda.                                                                      1,023                  847
Fertilizantes Olmeca                                                                              -                   16
Mineag SQM Africa Limited                                                                         -                  347
                                                                                     ---------------      ---------------
Total                                                                                         5,910                5,680
                                                                                     ===============      ===============


       There were no outstanding long-term accounts payable with related parties as September 30, 2003 and 2002

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

b) During 2003 and 2002, principal transactions with related parties were as follows:

                                                Type of                    Amount of                Impact on income
Company                       Relationship      transaction               Transaction                (charge) credit
-------                       ------------      -----------               -----------                ---------------
                                                                     2003         2002            2003          2002
                                                                     ----         ----            ----          ----
                                                                     ThUS$       ThUS$            ThUS$         ThUS$
NU3 N.V. (Belgica)            Indirect          Sales of products      3,376          912            1,322           360
Doktor Tarsa                  Indirect          Sales of products      1,679          471            1,090           345
Mineag SQM  Africa Ltd.       Indirect          Sales of products          -            -           10,289         2,638
Abu Dhabi Fertilizer WLL      Indirect          Sales of products      1,523          298            1,878           502
Hydro Agri Venezuela          Shareholder       Sales of product           -            -              826           363
Ajay Europe S.A.R.L.          Indirect          Sales of products      4,804        1,659            5,369         1,234
NU3 B.V.                      Indirect          Sales of products      3,380        1,329            2,631           847
Adubo Trevo S.A.              Indirect          Sales of products      5,148        1,220              380           173
PCS Yumbes SCM                Shareholder       Purchases of          14,815        2,570                -             -
                                                products
PCS Yumbes SCM                Shareholder       Sales of products      8,755        5,562           11,252         6,976
Hydro Agri (U.K) Ltd.         Shareholder       Sales of product         723          216              697           169
Hydro Asia  trade Pte Ltd.    Shareholder       Sales of product       3,516          781            4,113           764
Hydro Agri  France S.A.       Shareholder       Sales of product       5,214        1,202            3,190           602
Hydro Agri International      Shareholder       Sales of product       2,528          149            3,677           573
Hydro Agri International      Shareholder       Sales of product       5,214        1,202            3,364         1,103
France
Hydro Agri  Hellas S.A.       Shareholder       Sales of product       1,129          253              502           142
Hydro Agri Benelux B.V.       Shareholder       Sales of product       4,849          983            3,854           394
Hydro agri Rotterdam B.V.     Shareholder       Sales of product           -            -              534           175
Hydro Agri Australia Ltd.     Shareholder       Sales of product       1,195          317              987           191
Hydro Agri Espana S.A.        Shareholder       Sales of product       3,504          694                -             -
Hydro Agri Argentina          Shareholder       Sales of product       6,076        1,526            1,215           212
Hydro Agri Colombia Ltda      Shareholder       Sales of product       1,815          586               28             5
Hydro Agri GMBH & CO KG       Shareholder       Sales of products        936          265              322            85
Hydro Agri Planta Nutri       Shareholder       Sales of products      1,156          464              581           194
Poland
Ajay North America LLC        Indirect          Sales of products      5,468        1,730            3,789         1,240
Nutrisi Holding NV            Indirect          Sales of products          -            -            1,538           471

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 7 - Inventories

Inventories are summarized as follows:

                                                                                    2003               2002
                                                                                    ----               ----
                                                                                    ThUS$              ThUS$
Finished products                                                                      126,938            126,202
Work in process                                                                         88,983             90,961
Supplies                                                                                11,317             10,582
                                                                               ----------------   ----------------
    Total                                                                              227,238            227,745
                                                                               ================   ================


Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

                                                                                     2003               2002
                                                                                     ----               ----
                                                                                    ThUS$              ThUS$
Land
Land                                                                                    20,003             13,453
Mining Concessions                                                                      29,790             16,708
Other Lands                                                                             13,157             12,777
                                                                                ---------------    ---------------
                                                                                        62,950             42,938
                                                                                ---------------    ---------------

Buildings and infrastructure
Buildings                                                                              149,168            156,268
Installations                                                                          278,210            280,133
Construction-in-progress                                                                37,746             28,006
Other                                                                                   20,190                940
                                                                                ---------------    ---------------
                                                                                       485,314            465,347
                                                                                ---------------    ---------------

Machinery and Equipment
Machinery                                                                              387,914            388,084
Equipment                                                                              104,661            100,174
Construction-in-progress                                                                18,048             13,871
Other                                                                                   16,407             10,487
                                                                                ---------------    ---------------
                                                                                       527,030            512,616
                                                                                ---------------    ---------------

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 8 - Property, Plant and Equipment (continued)

                                                                                     2003               2002
                                                                                     ----               ----
                                                                                    ThUS$              ThUS$
Other fixed assets
Tools                                                                                    7,631              7,968
Furniture and office equipment                                                          13,582             18,190
Project-in-progress                                                                     13,987             19,755
Other                                                                                    5,859                401
                                                                                ---------------    ---------------
                                                                                        41,059             46,314
                                                                                ---------------    ---------------

Amounts relating to technical revaluation of fixed assets
Land                                                                                     8,651              8,651
Buildings and infrastructure                                                            40,627             40,627
Machinery and equipment                                                                 12,109             12,127
Other assets                                                                                53                 53
                                                                                ---------------    ------------------
                                                                                        61,440             61,458
                                                                                ---------------    ------------------
    Total property, plant and equipment                                              1,177,793          1,128,673
                                                                                ---------------    ------------------

Less: Accumulated depreciation
Land                                                                                    (9,413)            (9,135)
Buildings and infrastructure                                                          (178,049)          (153,942)
Machinery and equipment                                                               (265,103)          (234,915)
Other fixed assets                                                                     (16,612)           (15,177)
Technical appraisal                                                                    (32,636)           (30,906)
                                                                                ---------------    ------------------
    Total accumulated depreciation                                                    (501,813)          (444,075)
                                                                                ---------------    ------------------
       Net property, plant and equipment                                               675,980            684,598
                                                                                ===============    ==================

                                                                                     2003               2002
Depreciation for the period ended September 30:                                     ThUS$              ThUS$

Buildings and infrastructure                                                            18,977             19,088
Machinery and equipment                                                                 23,810             25,013
Other fixed assets                                                                       1,030                937
Technical revaluation                                                                    1,307               1319
                                                                                ---------------    ------------------
     Total depreciation                                                                 45,124             46,357
                                                                                ===============    ==================

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

                                                                  2003                     2002
                                                                  ThUS$                    ThUS$
    Administrative office buildings                                     2,086                   1,988
    Accumulated depreciation                                             (401)                   (355)
                                                            ------------------        ----------------
        Total assets in leasing                                         1,685                   1,633
                                                            ==================        ================

Note 9 - Investments in and Receivables from Related Parties

a) Information on foreign investments:

   There are no plans for the foreign investments to pay dividends, as it is the Company's policy to reinvest those earnings.

   The Company has not designated their foreign investments as net investment hedges.

b) Transactions performed during the year 2003

   On January 27, 2003, SQM Comercial de Mexico S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its ownership. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction gave rise to goodwill for the amount of ThUS$ 279.

   Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de Mexico S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction gave rise to no goodwill or negative goodwill.

   On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for an amount of ThUS$ 100. This gave rise to the ownership of all the shares of SCM Antucoya in just one shareholder. Consequently, this transaction resulted in the legal and immediate liquidation of SCM Antucoya and the acquisition by SQM S.A. of all this company's equity, assets and liabilities.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 9 - Investments in and Receivables from Related Parties (continued)

       On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$ 2,000 through the issuance of 431,200 shares, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. has ownership interest of 78.29% and SQM Comercial de Mexico has ownership interest of 21.71%.

       On March 30, 2003, Soquimich European Holding acquired 50% of the ownership interest of Mineag SQM Africa Ltd. from Ravlin Investment Limited for an amount of ThUS$ 990. This transaction gave rise to goodwill of ThUS$ 705. Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM S.A.

       On April 28, 2003, SQM Comercial S.A. acquired from Norsk Hydro ASA , 819,999 shares from Norsk Hydro Chile S.A. and SQM Comercial Internacional Ltda., as subsidiary company of SQMC, acquired one remaining share, with which, SQMC becomes the owner and controls 100% of Norsk Hydro Chile S.A. This transaction generated a goodwill of ThUS$ 1,282.

       On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energia y Servicios S.A.. This transaction amounted to ThUS$ 2,422 . The above mentioned operation resulted in the consolidation of all the shares of Energia y Servicios, in one single shareholder, SQM Nitratos S.A., and as a consequence, through this fact and in full right, this resulted in the immediate dissolution of Energia y Servicios S.A. SQM Nitratos S.A. acquired 100% of the shareholder's equity, the assets and liabilities from the dissolved company.

       On June 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution in the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 1,678, by 99% and 1%, respectively.

       On September 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution in the subsidiary SQM Lithium Specialties LLP. amounting to ThUS$ 367, by 99% and 1%, respectively.

       On September 30 2003, SQM Corporation N.V. participated to a capital increase of Ajay Europe SARL in equal parts with chemicals INC. Both maintaining its ownership percentages.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 9 - Investments in and Receivables from Related Parties (continued)

c)     Transactions performed during the year 2002.

       On March 21, 2002, SQM North America Corporation acquired ownership interest of 50% of the related company SQM Venezuela S.A. for ThUS$ 250, which added to the ownership interest maintained by SQM Nitratos S.A. in the aforementioned company, results in SQM Venezuela S.A. being a 100% indirect subsidiary of SQM S.A. This transaction gave rise to goodwill of ThUS$ 166.

       On April 5, 2002, the subsidiary Royal Seed Trading Corportaion A.V.V. made a contribution of Th.US$ 120.5 to form a joint venture with Rui Xin Packaging Materials, Sanhe Co. Ltd.

       On May 1, 2002, the subsidiary Soquimich European Holdings B.V. acquired 50% ownership of the affiliate Nutrichem N.V., which subsequently changed its name to Nutrisi Holding N.V.

       On May 7, 2002, SQM Nitratos S.A. concurred to a capital increase in SQM Brasil Ltda. , which resulted in ownership of 88.54%, SQM Quimicos S.A. did not concur to this increase and reduced its ownership to 11.46%.

       During May 2002, P.S.H. Limited made a capital increase of Th.US$ 250 in its affiliate Ajay Europe S.A.R.L.

       During May 2002, Soquimich European Holding increased its ownership in its affiliate FNC Italy S.R.L. to 95%, thereby becoming an indirect subsidiary of SQM S.A. Subsequently, FNC Italy S.R.L. changed its name to SQM Italia S.R.L.

       On May 28, 2002, the subsidiary Inversiones y Asesorias SQM Limitada changed its name to Almacenes y Depositos Limitada.

       On June 12, 2002, Soquimich European Holding acquired 50% of Impronta S.R.L.

       On August 31, 2002, SQM S.A acquired shares, which were owned by SQM Nitratos S.A. over Cia. Industrial y Minera S.A. (Cimin S.A) in MUS$ 5,016. This situation produced that all shares of Cimin S.A. are concentrated on an only one shareholder, SQM S.A., and consequently, it was impacted on the immediate dissolution of Cimin S.A, owning SQM S.A. the total equity, assets and liabilities of this entity.

                       SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


       Note 9 - Investments in and Receivables from Related Parties (continued)

       On September 27, 2002, SQM Nitratos S.A made an contribution of capital of MUS$ 12,040 over SQM North America Corporation, acquiring the ownership of 39.946782% over this entity. No concurrence for the increase of equity made the participation of the old owners decreased. SQM S.A. reduced its ownership from 81.75% to 49.093506% and Soquimich European Holding reduced its ownership from 18.25% to 10.959712%.

       On September 30, 2002, SQM SA acquired shares which were owned by SQM Nitratos S.A. over the subsidiary SCM SQM Boratos by MU$ 887. This situation produced that all shares of SCM SQM Boratos are concentrated on an only one shareholder, SQM S.A., and consequently, it was impacted on the immediate dissolution of SCM SQM Boratos, acquiring SQM S.A. the total shareholder`s equity, assets and liabilities of this entity.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

d) Detail of investments in related companies

---------------------------------------------------------------------------------------------------------------------------------
    Tax                                Country of  Controlling  Number             Ownership                  Equity of
Registration                                                      of               interest                   companies
                                                                              -------------------      ----------------------
   Number         Company                origin    currency     shares        2003            2002      2003           2002
                                                                               %              %         ThUS$          ThUS$
---------------------------------------------------------------------------------------------------------------------------------

93390000-2     Empresas Melon S.A..        Chile      -      653,748,837       14.05          14.05     302,33        247,340
0-E            SQM Lithium Specialties     USA       US$               -      100.00         100.00     26,392         25,558
                Limited*
0-E            Ajay North America LLC      USA       US$               -       49.00          49.00     11,416         14,038
77093830-9     SCM Antucoya*               Chile      -              490      100.00         100.00          -          6,650
0-E            Abu Dhabi Fertilizer        UAE       US$           1,961       37.00          37.00      3,177          3,675
                Industries WL
0-E            Fertilizantes Olmeca y      Mexico    Mex. $      183,000      100.00          50.00          -          1,717
                SQM S.A. de C.V
0-E            Nutrisi Holding N.V.        Belgium   US$               -       50.00          50.00      3,296            742
0-E            Doktor Tarsa                Turkey    US$               -       50.00          50.00      1,588            471
0-E            Mineag SQM Africa Limited   South     US$               -      100.00          50.00       (217)           640
                                           Africa
0-E            Ajay Europe S.A.R.L.        France    US$          36,700       50.00          50.00      3,350            634
77557430-5     Sales de Magnesio Ltda.     Chile     US$               -       50.00          50.00        266            150
81767200-0     Asoc. Garantizadora         Chile          -            -        3.31           3.31        704            664
                Pensiones
O-E            Rui Xin Packaging           China     US$               -       25.00          25.00        482            480
                Materials Sanhe Co.Ltd
O-E            Impronta SRL                Italia    Euros             -       50.00          50.00      1,131             48

    Total
------------------------------------------------------------------------------------------------------------------------------
    Tax                                           Book value                    Net income               Equity  participation
Registration                                    of investment                    (loss)                  in net income (loss)
                                               -----------------           --------------------          ---------------------
   Number         Company                       2003         2002           2003           2002           2003          2002
                                                ThUS$        ThUS$          ThUS$          ThUS$          ThUS$         ThUS$
------------------------------------------------------------------------------------------------------------------------------

93390000-2     Empresas Melon S.A..             42,478       34,751         21,893         16,902          3,076         2,375
0-E            SQM Lithium Specialties          26,392       25,558         (1,564)             -              -             -
                Limited*
0-E            Ajay North America LLC            5,594         6,879           924            308            453           151
77093830-9     SCM Antucoya*                         -         6,650             -              -              -             -
0-E            Abu Dhabi Fertilizer              1,175         1,360           174              -             64             -
                Industries WL
0-E            Fertilizantes Olmeca y                -           859           382              -            191
                SQM S.A. de C.V                                                                                              -
0-E            Nutrisi Holding N.V.              1,648           371         1,511           (220)           756          (110)
0-E            Doktor Tarsa                        794           236           123              -             61             -
0-E            Mineag SQM Africa Limited             -           320          (309)             -              -             -

0-E            Ajay Europe S.A.R.L.              1,675           317             -              -              -             -
77557430-5     Sales de Magnesio Ltda.             133            75            72             52             36            26
81767200-0     Asoc. Garantizadora                  23            22             -              -              -             -
                Pensiones
O-E            Rui Xin Packaging                   121           120             -              -              -             -
                Materials Sanhe Co.Ltd
O-E            Impronta SRL                        566            24           696              -            348             -
                                                --------------------
    Total                                       80,599        77,542
                                                ====================

     o In development stage

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 10 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a) Goodwill

                                                  September 30, 2003                   September 30, 2002
Tax Registration                           Amount amortized      Goodwill        Amount amortized     Goodwill
    Number               Company             during the          balance        during the period      balance
                                               period
                                               ThUS$              ThUS$               ThUS$             ThUS$
0-E             PTM - SQM Iberica S.A.              -                 88                   15              85
0-E             Doktor Tarsa                       62                 90                   16             377
79768170-9      Soquimich Comercial S.A.          113                310                  113             460
78208790-8      SCM SQM Boratos                     -                  -                   65               -
93390000-2      Empresas Melon S.A.               363              7,759                  381           7,333
79626800-K      SQM Salar S.A.                     32                 93                   32             137
0-E             SQM Mexico S.A. de C.V.            42              1,017                   42           1,072
96864750-4      SQM Potassium S.A.                108              1,916                  108           2,060
0-E             SQM Venezuela S.A.                  -                  -                  124              41
0-E             Comercial Caiman Int.              17                205                    -               -
                S.A.
0-E             Fertilizantes Olmeca               42                237                    -               -
96801610-5      Norsk Hydro Chile S.A.             65              1,229                    -               -
O-E             Impronta Italy S.R.L.               -                141                    -               -
                                          -----------------  -----------------  ------------------- --------------
Total                                             844             13,085                  896          11,565
                                          =================  =================  =================== ==============


b)     Negative Goodwill


                                                  September 30, 2003                   September 30, 2002
      Tax                                                        Negative                             Negative
 Registration                             Amount amortized       Goodwill        Amount amortized     Goodwill
    Number               Company         during the period        Balance       during the period      Balance
                                               ThUS$              ThUS$               ThUS$             ThUS$
79626800-K      SQM Salar S.A.                    157                 18                  158             228
96575300-1      Minera Mapocho S.A.               153                525                  152             728
O-E             Mineag SQM Africa Limited         110                  -                    -               -
                                          -----------------  -----------------  ------------------- --------------
Total                                             420                543                  310             956
                                          =================  =================  =================== ==============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

                                                                                   2003               2002
                                                                                   ----               ----
                                                                                  ThUS$              ThUS$
Engine and equipment spare-parts, net                                                 24,445             25,507
Nitrate deposit development costs                                                      7,257              4,061
Mineral development costs                                                             12,056             10,821
Pension plan                                                                           1,137              1,911
Construction of Salar-Baquedano road                                                   1,800              1,920
Deferred loan issuance costs                                                           2,669              3,871
Other                                                                                    797              1,066
                                                                              ---------------    ---------------
    Total                                                                             50,161             49,157
                                                                              ===============    ===============


Note 12 - Bank Debt

a) Short-term bank debt is detailed as follows:

                                                                                   2003               2002
Bank or financial institution                                                     ThUS$              ThUS$
Other banks                                                                            1,274                996
                                                                              ---------------    ---------------
    Total                                                                              1,274                996
                                                                              ===============    ===============

Annual average interest rate                                                           3.04%              4.25%

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 12 - Bank Debt (continued)

b) Long-term bank debt is detailed as follows:

                                                                          2003              2002
                                                                          ----              ----
Bank or financial institution                                             ThUS$            ThUS$
Union Bank of Switzerland (1)                                               200,642           200,642
ING Bank  (3)                                                                60,318            60,133
Bank of America N.A. N.Y.  (2)                                               80,723            80,893
                                                                    ----------------   -------------------
       Total                                                                341,683           341,668
                                                                    ----------------   -------------------

Less: Current portion                                                       (33,683)          (61,668)

                                                                    ----------------   -------------------
         Long-term portion                                                  308,000           280,000
                                                                    ================   ===================

(1) U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.

(2) U.S. dollar-denominated loan without guarantee, interest rate of 2.582% per annum, paid semi-annually. The principal is divided into five equal semi-annual partial installments, beginning in November 2003 with the final installment ending in November 2005.

(3) U.S. dollar-denominated loan without guarantee, interest rate of 1.99% per annum, paid semi-annually. The principal is divided into two equal partial installments, in December 2005 and in December 2006.


c) The maturity of long-term debt is as follows:

                                                                          2003             2002
                                                                          ----             ----
                                                                         ThUS$             ThUS$
      Years to maturity
      Current portion                                                        33,683            61,668
      1 to 2 years                                                           32,000            32,000
      2 to 3 years                                                          216,000            32,000
      4 to 5 years                                                           60,000           216,000
                                                                     ---------------  ----------------
             Total                                                          341,683           341,668
                                                                     ===============  ================

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 13 - Accrued Liabilities

As of September 30, 2003 and 2002, accrued liabilities are summarized as follows:


                                                                                2003                 2002
                                                                                ----                 ----
                                                                                ThUS$               ThUS$
Provision for royalties                                                               1,494                 932
Quarterly bonus                                                                         372                 540
Commissions on consignment goods                                                        897                 629
Taxes and monthly income tax installment payments                                     1,028                 786
Vacation accrual                                                                      5,492               4,620
Accrued employee benefits                                                             1,248                 223
Legal expenses                                                                        1,100                   -
Other accruals                                                                        3,498               3,175
Marketing expenses                                                                    2,100               1,180
                                                                          ------------------   -----------------
       Total current liabilities                                                     17,229              12,085
                                                                          ==================   =================


Note 14 - Income and Deferred Taxes

a) At September 30, 2003 and 2002 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

                                                                2003            2002
                                                                ----            ----
                                                                ThUS$           ThUS$
       Accumulated tax basis retained earnings
          with tax credit                                         23,997          25,096
       Accumulated tax basis retained earnings
          with no  tax credit                                          -              10
       Tax loss carry-forwards (1)                                92,099         116,410
       Credit for shareholders                                     4,539           4,639

(1) Income tax losses in Chile can be carried forward indefinitely

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 14 - Income and Deferred Taxes (continued)


b) The deferred taxes as of September 30, 2003 and 2002 represented a net liability of ThUS$ 23,965 and ThUS$ 12,348, respectively, and consisted of:

2003                                           Deferred tax asset                Deferred tax liability
                                          Short-term        Long-term         Short-term        Long-term
                                          ----------        ---------         ----------        ---------
                                             ThUS$            ThUS$             ThUS$             ThUS$
Temporary differences
Allowance for doubtful accounts                    901              308                 -                 -
Vacation accrual                                   338                -                 -                 -
Diferred income                                    204                -                 -                 -
Accrued loss in exchange rate insurance             45                -                 -                73
Unrealized gain on sale of products              5,065                -                 -                 -
Provision for obsolescence                           -            1,988                 -                 -
Production expenses                                  -                -            11,317                 -
Accelerated depreciation                             -                -                 -            60,049
Exploration expenses                                 -                -                 -             4,321
Capitalized interest                                 -                -                 -             6,260
Staff severance indemnities                          -                -                 -             1,077
Capitalized expenses                                 -                -                 -               665
Tax loss carry-forwards                              -           15,634                 -                 -
Unaccrued interest                                 111                -                 -                 -
Provision for sinister expenses                      -                -                 -               425
Other                                              286                -                28               130
------------------------------------------------------------------------------------------------------------
Total complementary accounts                         -             (701)           (2,530)          (33,671)
--------------------------------------------------------------------------------------------------------------
Total deferred taxes                             6,950           17,229             8,815            39,329
--------------------------------------------------------------------------------------------------------------

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 14 - Income and Deferred Taxes (continued)


2002                                                    Deferred tax asset                Deferred tax liability
                                                   Short-term        Long-term         Short-term         Long-term
                                                   ----------        ---------         ----------         ---------
                                                      ThUS$            ThUS$             ThUS$              ThUS$
Temporary differences
Allowance for doubtful accounts                             281              832                  -                  -
Vacation accrual                                            747                -                  -                  -
Unrealized gain on sale of products                       6,068                -                123                  -
Provision for obsolescence                                    -            1,184                  -                  -
Production expenses                                           -                -             11,016                  -
Accelerated depreciation                                      -                -                  -             58,372
Exploration expenses                                          -                -                  -              4,114
Capitalized interest                                          -                -                  -              6,538
Staff severance indemnities                                   -                -                  -              2,457
Losses from derivative transactions                           -              591                  -                  -
Capitalized expenses                                          -                -                  -                819
Tax loss carry-forwards                                       -           21,624                  -                  -
Other                                                       369                -                102                648
-----------------------------------------------------------------------------------------------------------------------
Total gross deferred taxes                                7,465           24,231             11,241             72,948
Total complementary accounts                                (12)          (1,618)            (3,342)           (38,433)
-----------------------------------------------------------------------------------------------------------------------
Total deferred taxes                                      7,453           22,613              7,899             34,515
-----------------------------------------------------------------------------------------------------------------------


c) Income tax expense is summarized as follows:

                                                                                     2003               2002
                                                                                     ----               ----
                                                                                     ThUS$             ThUS$
Provision for current income tax                                                        (2,978)            (3,552)
Effect of deferred tax assets and liabilities                                           (5,011)            (6,092)
Effect of amortization of complementary accounts                                        (4,066)             1,138
Other tax charges and credits                                                             (249)               420
                                                                            -------------------    ---------------
       Total income tax expense                                                        (12,304)            (8,086)
                                                                            ===================    ===============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 15 - Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

                                                                                     2003               2002
                                                                                     ----               ----
                                                                                    ThUS$              ThUS$
Opening balance                                                                          9,143              8,326
Increases in obligation                                                                  2,411              1,530
Payments                                                                                (2,355)              (805)
Exchange difference                                                                        679             (1,094)
                                                                            -------------------    ------------------
Balance as of September 30                                                               9,878              7,957
                                                                            ===================    ==================


Note 16 - Minority Interest

Minority interest is summarized as follows:

                                               Equity                     Net Income/(Loss)
                                          2003          2002            2003            2002
                                          ----          ----            ----            ----
                                          ThUS$         ThUS$          ThUS$            ThUS$
Soquimich Comercial S.A.                   22,433        18,363           (2,154)         (1,420)
Ajay SQM Chile S.A.                         3,084         3,159             (144)           (279)
Cape Fear Bulk LLC                            109           116              (54)           (112)
SQM Indonesia                                 (11)            3               11               7
SQM Italia S.R.L                               12            17                7               4
Fenasa                                        409           261             (119)            (55)

                                     -------------    ----------    -------------    ------------
       Total                               26,036        21,919           (2,453)         (1,855)
                                     =============    ==========    =============    ============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 17 - Shareholders' Equity

a) Changes to shareholders' equity consisted of:

                                                                                                                      Accumulated
                                                                                                                        deficit
                                                                                                                           of
                                                                                                                      subsidiaries
                                                                                                                           in
                                                                                              Paid-in      Other      development
                                                                                 Number       capital    reserves        stage
                                                                                of shares      ThUS$       ThUS$         ThUS$
------------------------------------------------------------------------------------------------------------------------------------
Balance  January 1, 2002                                                       263,196,524     477,386     131,066           (2,223)
Transfer  2000 net income to retained earnings                                           -           -           -                -
Definitive dividends                                                                     -           -           -                -
Accumulated deficit from subsidiaries in development stage (1)                           -           -           -             (874)
Other comprehensive income (2)                                                           -           -      (8,642)               -
Net income for the year                                                                  -           -           -                -
------------------------------------------------------------------------------------------------------------------------------------
Balance  September 30, 2002                                                    263,196,524     477,386     122,424           (3,097)
------------------------------------------------------------------------------------------------------------------------------------
Balance  January 1, 2003                                                       263,196,524     477,386     125,111           (3,661)
Transfer 2002 net income to retained earnings                                            -           -           -                -
Definitive dividends                                                                     -           -           -                -
Accumulated deficit from subsidiaries in development stage (1)                           -           -           -           (1,564)
Other comprehensive income (2)                                                           -           -       7,025                -
Net income for the year                                                                  -           -           -                -
------------------------------------------------------------------------------------------------------------------------------------
Balance  September 30, 2003                                                    263,196,524     477,386     132,136           (5,225)
------------------------------------------------------------------------------------------------------------------------------------






                                                                                Retained       Net
                                                                                earnings      income        Total
                                                                                  ThUS$       ThUS$         ThUS$
----------------------------------------------------------------------------------------------------------------------
Balance  January 1, 2002                                                          195,366       30,102      831,697
Transfer  2000 net income to retained earnings                                     30,102      (30,102)           -
Definitive dividends                                                              (14,844)           -      (14,844)
Accumulated deficit from subsidiaries in development stage (1)                          -            -          874
Other comprehensive income (2)                                                          -            -       (8,642)
Net income for the year                                                                 -       30,383       30,383
----------------------------------------------------------------------------------------------------------------------
Balance  September 30, 2002                                                       210,624       30,383      837,720
----------------------------------------------------------------------------------------------------------------------
Balance  January 1, 2003                                                          210,624       40,202      849,662
Transfer 2002 net income to retained earnings                                      40,202      (40,202)           -
Definitive dividends                                                              (19,894)           -      (19,894)
Accumulated deficit from subsidiaries in development stage (1)                          -            -        1,564
Other comprehensive income (2)                                                          -            -        7,025
Net income for the year                                                                 -       36,107       36,107
----------------------------------------------------------------------------------------------------------------------
Balance  September 30, 2003                                                       230,932       36,107      871,336
----------------------------------------------------------------------------------------------------------------------


(1)    The subsidiaries in development stage are SQM Lithium Specialties
       Limited in 2003 and SQM Lithium Specialties Limited and SCM Antucoya in 2002.
(2) Other comprehensive income includes translation adjustments, and in 2003 other comprehensive income also includes the effect of the recognition of an additional liability for the Company's under-funded pension as of September 30, 2003.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 17 - Shareholders' Equity (continued)

b) The composition of other comprehensive income as of September 30, 2003 is as follows:

                                                                       For the period
                                                                            ended                   As of
                                                                       September 30,            September 30,
                                                                            2003                     2003
                                                                            ----                     ----
Detail                                                                      ThUS$                   ThUS$
Technical appraisal                                                                     -                 151,345
Changes to other comprehensive income from equity
    method investments:
Soquimich Comercial S.A.                                 (1)                        2,923                  (5,993)
Isapre Norte Grande Ltda.                                (1)                           14                     (84)
Inversiones Augusta S.A.                                 (1)                            -                    (761)
SQM Ecuador S.A.                                         (1)                            -                    (270)
Almacenes y Depositos Ltda.                              (1)                           31                     (59)
Asociacion Garantizadora de Pensiones                    (1)                            -                     (18)
Empresas Melon S.A.                                      (1)                        4,198                 (11,437)
Sales de Magnesio Ltda.                                  (1)                            -                     (17)
SQM North America Corp.                                  (2)                         (141)                 (1,288)
Other Companies                                          (1)                            -                     718
                                                                    ----------------------   -------------------------
   Total other comprehensive income                                                 7,025                 132,136
                                                                    ======================   =========================


     (1) Corresponds to translation adjustment and monetary correction
     (2) Corresponds to the effect of the recognition of an additional liability for the Company's under-funded pension as of September 30, 2003.

c) Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

    The preferential voting rights of each series are as follows:

    Series A:        If the election of the president of the Company
                     results in a tied vote, the Company's directors may
                     vote once again, without the vote of the director
                     elected by the Series B shareholders.
    Series B:   1)   A general or extraordinary shareholders' meeting may be
                     called at the request of shareholders representing 5% of the Company's Series B shares.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 17 - Shareholders' Equity (continued)

                        2) An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.


Note 18 - Derivative Instruments

Derivative instruments are recorded at their fair value at period. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of September 30, 2003 the Company's derivative instruments are as follows:

                 Notional                                                                     Accounts affected
                     or                               Description of the
    Type of       Covered        Expiration                contract        Position       Liability / Asset       Income
   derivative      Amount                                    Type         purchase/sale        amount             (loss)
                                                                                                                 recorded
Put option           21,390     4th quarter of 2003     Exchange rate          P                        -            (40)
Put option           10,486     4th quarter of 2003     Exchange rate          P                        -            (20)
Forwards                486     4th quarter of 2003     Exchange rate          P                       27              -
Forwards              3,348     4th quarter of 2003     Exchange rate          P                      115              -
Forwards              2,961     4th quarter of 2003     Exchange rate          P                       48              -
Forwards                998     4th quarter of 2003     Exchange rate          P                       51              -
Forwards              2,983     4th quarter of 2003     Exchange rate          P                      175              -
Forwards                431     4th quarter of 2003     Exchange rate          P                       11              -
Forwards              2,989     4th quarter of 2003     Exchange rate          P                       56              -
                 -----------                                                             -----------------   -------------
                     46,072                                                                           483            (60)
                 ===========                                                             =================   =============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 19 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a) Non-operating income

                                                                        2003            2002
                                                                        ----            ----
                                                                        ThUS$           ThUS$
       Interest income                                                                  3,246
                                                                        2,450
       Reversal of allowance for doubtful accounts                        426             347
       Insurance recoveries                                                             1,038
                                                                          154
       Net foreign exchange                                             2,845               -
       Sales of materials and services                                                    429
                                                                          833
       Equity participation in net income of unconsolidated
         subsidiaries
                                                                        4,794           2,742
       Other income                                                                     1,244
                                                                        1,319
                                                                    --------------  --------------
           Total                                                       12,821           9,046
                                                                    ==============  ==============


b) Non-operating expenses

                                                                                       2003           2002
                                                                                       ----           ----
                                                                                       ThUS$         ThUS$
       Write-off of property, plant, and equipment                                       6,014         1,150
       Interest expense                                                                 16,392        22,536
       Amortization of goodwill                                                            844           896
       Legal expenses                                                                    1,375             -
       Project relating to commercial effectiveness                                          -         1,406
       Net foreign exchange                                                                  -           733
       Equity participation in net loss of unconsolidated subsidiaries                       -           138
       Work disruption expenses                                                          1,476             -
       Other expenses                                                                    3,425         2,840
                                                                                   --------------  -----------
       Total                                                                            29,526        29,699
                                                                                   ==============  ===========

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 20 - Assets and Liabilities Denominated in Foreign Currency

                                                                 2003                  2002
                                                                 ----                  ----
    Assets                                                       ThUS$                 ThUS$
    Total assets
        Chilean pesos                                               161,269              114,855
        US dollars                                                1,099,608            1,100,774
        Euro                                                          7,481                7,253
        UF                                                           60,584               55,562
        Other currencies                                             33,121               18,350

    Current liabilities
        Chilean pesos                                                55,865               28,664
        US dollars                                                   48,289               85,677
        Euro                                                         10,814               13,225
        UF                                                              235                4,039
        Other currencies                                              6,632                2,038

    Long-term liabilities
        Chilean pesos                                                 5,189                6,127
        US dollars                                                  334,520              294,544
        UF                                                            3,075                2,760
        Other currencies                                                 72                   80

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 21 - Commitments and Contingencies

I. Contingencies:

    (a) The Company did not record the potential insurance reimbursement for damages incurred in the potassium sulfate ponds in the Atacama salt deposit.

    (b) Material lawsuits or other legal actions of which the Company is party to:

           1. Plaintiff       : SQM Salar S.A.
              Defendants      : ACE Seguros S.A. (formerly - Cigna Compania de
                                Seguros (Chile) S.A.) and Chubb de Chile
                                Compania de Seguros Generales S.A.
              Date of lawsuit : April 2002
              Matter          : Arbitration
              Status          : Collection of compensation for insured claim
              Instance        : Evidence verification
              Nominative value: ThUS$ 36,316

           2. Plaintiffs      : Du Guano de Poisson Angibaud S.A. and Generale
                                de Nutrition Vegetale SAS
              Defendants      : Soquimich European Holdings B.V., NU3
                                N.V. and SQM France S.A.
              Date of lawsuit : March 2003
              Court           : Court of Arbitration in France
              Matter          : Termination of the company relationship and
                                liquidation of the company Generale de Nutrition Vegetale SAS
              Status          : The lawsuit is being contested
              Nominative value: ThEuro$ 30,295

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 21 - Commitments and Contingencies (continued)

I. Contingencies (continued):

       (c)    Models for the Production of the Maria Elena site

              The Company is currently reviewing the "Models for the Production of the Maria Elena site" which may be implemented as a result of the Decontamination Plan (see note 24). The different alternatives for production and technology development for the Maria Elena site, which are a part of the above-mentioned "Production Models" do not proactively generate significant changes in the present ore reserves or forecasted sales volumes. These options include possibilities to use new production methods and are related to the "leaching piles" and implementing a mixed system, which would be comprised with the use of the aforementioned technology and the current production methods. Advantages and disadvantages of the different options relate to the extension of the transition periods of new technology, the investments that will be required, production costs, changes in technologies and in productive processes and the effects on certain of the Company's assets and their value. The possible effects on the valuation of assets are not yet determinable.

       (d)    Other

              The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.


II. Commitments:

       (a) The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company's annual sales. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$ 3,419 in 2003 (ThUS$ 2,546 in 2002).

       (b) The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and approved by the Company's Board of Directors; however, they have not been used by the subsidiaries.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 22 - Third Party Guarantees

As of September 30, 2003 and 2002 the Company has the following indirect guarantees outstanding:

                                                               Debtor                              Balances outstanding
                                        -----------------------------------------------------   ---------------------------
              Beneficiary                             Name                   Relationship       06/30/2003     06/30/2002
                                                                                                  ThUS$          ThUS$
Phelps Dodge Corporation                SQM Potasio S.A.                      Subsidiary           2,784          3,600
Bank of  America N.A.                   RS Agro-Chemical Trading A.V.V.       Subsidiary          80,723         80,893


Note 23 - Sanctions

During 2003 and 2002, the SVS did not apply sanctions to the Company, its directors or managers.

Note 24 - Environmental Projects

Disbursements incurred by the Company as of September 30, 2003 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

                                                                                                          Future
                                                                                    2003               Disbursements
                                                                                    ----               -------------
                                                                                   ThUS$                   ThUS$
Project
Environmental protection department                                                      291                       85
Dressing-room, Tocopilla                                                                 276                        1
Renewal of water network against fire                                                      4                       35
Technology change in Maria Elena                                                       1,260                    2,117
Tocopilla dust collection                                                                484                      112
Environmental impact evaluations                                                          69                        -
Plant for the treatment of wastewater, Ministry of Public Works                          300                        -
Extension of carbonate plant                                                             434                      116
Borate plant emission control                                                             21                       79
Dry plants aspiration system                                                              91                        9
Environmental evaluation, Guggenheim camp                                                 27                        -
Transfer of Steamblock boilers (environmental authorization)                              73                        -
Modification of fire network                                                              40                       45
                                                                              -----------------     --------------------
Total                                                                                  3,370                    2,599
                                                                              =================     ====================

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 24 - Environmental Projects (continued)

Protecting the environment is a constant concern for SQM, regarding both the Company's productive processes and the manufactured goods.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which, the Company's environmental performance will be improved through the effective application of the Environmental Policy of SQM. The implementation program stipulates that late in 2004, all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System.

As part of the conversion project to natural gas, the supplier will in turn make an investment of US$ 5,500 million to be paid by the Company on a monthly basis for the duration of the contract (10 years).

Technological processes are intended to be environmentally friendly in order to reduce residual materials and improve technical conditions to ensure an effective protection to the environment. A good example of this is ongoing conversion of oil to natural gas used in the Company's plants.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for the drying of solid materials and the evaporation of liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to sites that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for the quality of air and, which affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The decontamination plan presented by the Company to reduce the level of particles was approved with certain modifications by means of Decree No. 164. As a result of the investments and processes implemented according to the approved plan, the Company has substantially reduced the levels of particles in the air. Resolution No. 384, made public on May 16, 2003, authorized the review and a new draw up of the decontamination plan for the city of Maria Elena. The Supreme Decree containing the final decontamination plan should be published in the Offcicial Gazette during the following months.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 24 - Environmental Projects (continued)

 It is not possible to assure that within such period the Company will be free from warnings, fines or even eventual temporary closing of the crushing plant in Maria Elena. The Company is continuously researching techniques, processes and systems relating to the processing of sodium nitrate that could even further reduce the level of particles in the city of Maria Elena.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are non-soluble by-products and a certain degree of moisture.

Productive operations based on brine, are carried out at the Atacama Salt Mine and almost 95% of the energy used is solar energy and the remaining 5% comes from natural gas, electricity and fossil fuels. Residual brine left after the production processes are again injected to the Atacama Salt Mine in order to minimize the possible environmental impact.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company's ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine watershed.


Note 25 - Subsequent Events

Dated October 24, 2003 the Company's Board of Directors agreed to authorize SQM S.A.'s management to suscribe the agreements required to acquire all the shares of the Chilean Company PCS Yumbes S.C.M., a subsidiary of Potash Corporation of Saskatchewan Inc.

Management, except for that mentioned above, is not aware of any significant events occurred between September 30 and the date of issuance of these financial statements (November 5, 2003), which may affect them.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                            Conf: /s/ Ricardo Ramos
                                 ------------------
                                  Ricardo Ramos
                             Chief Financial Officer




                             Date: December 9, 2003.